October 27, 2011

VIA EDGAR

Mr. Howie Hallock
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC  20549-4720

Re:	American Century Capital Portfolios, Inc. (the “Registrant”) (File Nos. 033-64872; 811-7820)

Dear Mr. Hallock:

Please find below our responses to your comments as discussed during our various telephone conversations regarding Post-Effective Amendment No. 51, filed on August 1, 2011, to the Registrant’s registration statement.  For your convenience, we restated each of your comments prior to our responses.

Prospectus – Fee Example

1.	Comment: Please reformat the Fees and Expenses table so that the Other Expenses captions more clearly fall under the appropriate class heading.

Response:  We have reformatted the table as requested.

Prospectus – Principal Investment Strategies

2.
Comment:  Since the fund has indicated in the Objectives, Strategies and Risks section of the prospectus (Item 9 of Form N-1A) that the fund will be primarily invested in U.S. equity securities, please disclose this fact in the Principal Investment Strategies section of the Fund Summary (Item 2 of Form N-1A).

Response:  We have added disclosure to the Principal Investment Strategies section of the Fund Summary as requested.

3.	Comment: Please include a discussion of the methods used to close out existing short positions to the disclosure contained in the Principal Investment Strategies of the Fund Summary.

American Century Investments
P.O. Box 410141, 4500 Main Street	1-800-345-2021 or 816-531-5575
Kansas City, MO 64141-0141	americancentury.com

Mr. Howie Hallock
October 27, 2011

Response:  We have added disclosure to the Principal Investment Strategies heading of the Fund Summary as requested.

In responding to your comments, we acknowledge that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

If you have any questions with regard to the above responses, please contact the undersigned at ryan_blaine@americancentury.com or 816-340-4414.

Sincerely,

/s/ Ryan L. Blaine

Ryan L. Blaine
Assistant Secretary